# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenWorld, Inc., CIK 0001104038
CUSIP: 92346X305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0002148402
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Shaw Matthew Ian (CIK 0002148402): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 6,361,843; shared voting power 0; sole dispositive power 6,361,843; shared dispositive power 0; aggregate amount beneficially owned 6,361,843 (47.2% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include: (i) 685,923 shares of common stock held directly by Matthew Shaw; (ii) 685,923 shares of common stock held by Beech Holdings Ltd., of which Matthew Shaw has sole voting and dispositive power; and (iii) 4,989,997 shares of common stock held by Webslinger Holdings Inc., of which Matthew Shaw has sole voting and dispositive power.
  
  The percentage in row 13 above is based on 13,472,360 shares of common stock issued and outstanding as of September 30, 2026
- Webslinger Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 4,989,997; shared voting power 0; sole dispositive power 4,989,997; shared dispositive power 0; aggregate amount beneficially owned 4,989,997 (37% of the class)
  Comment: The percentage in row 13 above is based on 13,472,360 shares of common stock issued and outstanding as of September 30, 2026
- Beech Holdings Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 685,923; shared voting power 0; sole dispositive power 685,923; shared dispositive power 0; aggregate amount beneficially owned 685,923 (5.1% of the class)
  Comment: The percentage in row 13 above is based on 13,472,360 shares of common stock issued and outstanding as of September 30, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OpenWorld, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Matthew Ian Shaw (Mr. Shaw), the Chief Executive Officer and Chairman of OpenWorld, Inc. a Nevada corporation (the Issuer), Webslinger Holdings Inc., a Cayman Islands company of which Mr. Shaw is the sole director (Webslinger), and Beech Holdings Ltd., a Cayman Islands entity that is directed by Mr. Shaw (Beech Holdings, and together with Mr. Shaw and Webslinger, the Reporting Persons).
Residence or business address: The business address of the Reporting Persons is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9001, Cayman Islands.
Present principal occupation or employment: Mr. Shaw's principal occupation is acting as the Chief Executive Officer and Chairman of the Issuer. The Issuer's address is 801 International Parkway, Fifth Floor, Lake Mary, FL 32746.
Criminal convictions in the last five years: During the past five years, the Reporting Persons have not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Shaw is a dual citizen of the United Kingdom and Canada. Webslinger was organized under the laws of the Cayman Islands. Beech Holdings was organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons became the beneficial owners of 5% of the shares of common stock of the Issuer (Shares) upon the closing the Agreement and Plan of Merger by and among VerifyMe, Inc., VRME Subsidiary Corp. and Open Word Ltd. (the Merger), which occurred on September 30, 2026.

Prior to the closing of the Merger, Mr. Shaw individually owned 8,877 shares of OpenWorld Ltd., a Cayman Island entity (OpenWorld Ltd). Webslinger owned an aggregate of 64,579 shares of OpenWorld Ltd. Beech Holdings owned 8,877 shares of OpenWorld Ltd. Upon the closing of the Merger, each outstanding share of OpenWorld Ltd. was converted into a Share of the Issuer at a ratio of 1:77.27. Therefore, upon closing of the Merger, Mr. Shaw's 8,877 shares of OpenWorld Ltd converted to 685,923 Shares of the Issuer, Webslinger's 64,579 shares of OpenWorld Ltd converted to 4,989,997 Shares of the Issuer, and Beech Holding's 8,877 shares of OpenWorld Ltd converted to 685,923 Shares of the Issuer. The Reporting Person's did not pay any monetary consideration for the conversions. A full description of the Merger closing can be found in the Issuer's Form 8-K filed with the SEC on September 30, 2026, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Shaw is the Chief Executive Officer and Chairman of the Issuer. In such capacity, Mr. Shaw may, from time to time, discuss or make plans or proposals to other members of the Issuer's board of directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, the Reporting Persons may purchase Shares, or may sell or otherwise dispose of all or portions of the Shares, if such sales would be consistent with the Reporting Persons' investment objectives.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the aggregate number of Shares of the Issuer beneficially owned by the Reporting Persons is 6,361,843, which is comprised of 685,923 Shares owned directly by Mr. Shaw, 4,989,997 Shares owned by Webslinger, and 685,923 Shares owned by Beech Holdings. The percentage of aggregate Shares beneficially owned by the Reporting Persons is 47.2%
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Mr. Shaw has sole voting and dispositive power over 6,361,843 Shares of the Issuer. Webslinger has sole voting and dispositive power over 4,989,997 Shares of the Issuer. Beech Holdings has sole voting and dispositive power over 685,923 Shares of the Issuer.
Transactions in the class effected during the past sixty days: See Item 3 of this Schedule 13D for a description of the transactions that have occurred within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Shaw and the Issuer are party to an Employment Agreement, dated May 13, 2026. A full description of the employment agreement is located in the Issuer's Form 8-K filed with the SEC on September 30, 2026, which is incorporated by reference herein.

See the Issuer's Form 8-K filed with the SEC on September 30, 2026 in relation to any additional contracts between the Company and the Reporting Persons, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement between Matthew Shaw, Webslinger and Beech Holdings dated October 7, 2026 (filed herewith as Exhibit 99.1)

Employment Agreement with Matthew Shaw dated May 13, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on September 30, 2026: https://www.sec.gov/Archives/edgar/data/1104038/000121465926012283/ex10_2.htm

## Signatures
- Shaw Matthew Ian: /s/ Matthew Shaw, Matthew Shaw (10/07/2026)
- Webslinger Holdings Inc.: /s/ Matthew Shaw, Matthew Shaw, Sole Director (10/07/2026)
- Beech Holdings Ltd: /s/ Matthew Shaw, Matthew Shaw, Authorized Signatory (10/07/2026)